FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of AUGUST , 2001

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F X    Form 40-F
                                     ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes    No   X
                                            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Hilton Petroleum Ltd.
                                              ----------------------------------
                                              (Registrant)

Date  AUGUST 10, 2001                         By  /s/ "Nick DeMare"
      ------------------                      ----------------------------------
                                              Nick DeMare
                                              Director
                                              (Signature)*

     *Print the name and title of the signing officer under his signature.



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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                               Tel: (604) 685-9316
                                CDNX SYMBOL: HTP
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                     AUGUST 10, 2001


                                DRILLING SUMMARY


Bakersfield, CA-August 10, 2001--Hilton Petroleum Ltd.(CDNX: HTP/OTCBB: HTPTF)

Mr. Donald W. Busby, CEO, reports that since January 2000 the Company has participated in the drilling of 14 wells. A summary of the drilling is as follows:

   o Five of the wells were successful of which three have been tied-in and two are waiting to be tied-in.

   o Three wells are still being drilled two of which are nearing completion and will be ready for testing early in September.

   o     Two are presently being evaluated to be re-entered.

   o     Four were unsuccessful and have been plugged and abandoned.


In addition, the Company has three new prospects, all located in California, that it expects to participate in between now and the end of the year.

Hilton Petroleum Ltd. is a public company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB:HTPTF). Additional information about Hilton can be found at its Internet Web site:www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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